UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

GreenSky, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

39572G100
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name Of Reporting Persons David Zalik
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization United States

	5	Sole Voting Power
Number of		65,537,119
Shares	6	Shared Voting Power
Beneficially		0
Owned By	7	Sole Dispositive Power
Each		65,537,119
Reporting	8	Shared Dispositive Power
Person With		0

9	Aggregate Amount Beneficially Owned By Each Reporting Person 65,537,119
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 46.5%
12	Type Of Reporting Person (See Instructions) IN

Item 1 (a).	Name of Issuer: GreenSky, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices: 5565 Glenridge Connector, Suite 700 Atlanta, Georgia 30342

Item 2 (a).	Name of Person Filing: David Zalik

Item 2 (b).	Address of Principal Business Office or, if none, Residence: c/o GreenSky, Inc. 5565 Glenridge Connector, Suite 700 Atlanta, Georgia 30342

Item 2 (c).	Citizenship: United States

Item 2 (d).	Title of Class of Securities: Class A Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number: 39572G100

Item 3.	Not applicable

Item 4.	Ownership

This statement on Schedule 13G/A relates to the Reporting Person’s beneficial ownership interests in the Class A Common Stock, $0.01 par value per share, of the Issuer (the “Class A Common Stock”), based on his ownership of (i) common membership interests (“Holdco Units”) in GreenSky Holdings, LLC, an affiliate of the Issuer (“GS Holdings”), which are exchangeable (with automatic cancellation of an equal number of shares of Class B common stock of the Issuer) on a one-for-one basis (subject to adjustment) for Class A Common Stock or cash (based on the market price of shares of Class A Common Stock), at the Issuer’s option, and (ii) shares of Class A Common Stock.

The shares reported include (i) 51,034,500 shares of Class A Common Stock issuable upon exchange of Holdco Units, which are held by Founders Technology Investors, LLC, a Georgia limited liability company, (ii) 13,397,399 shares of Class A Common Stock issuable upon exchange of Holdco Units, which are held by Financial Technology Investors, LLC, a Georgia limited liability company, and (iii) 1,105,220 shares of Class A Common Stock held by the Reporting Person. The Reporting Person is the sole manager of each of Founders Technology Investors, LLC and Financial Technology Investors, LLC.

(a) Amount beneficially owned: 65,537,119

Consists of (i) 51,034,500 shares of Class A Common Stock issuable upon exchange of Holdco Units, which are held by Founders Technology Investors, LLC, (ii) 13,397,399 shares of Class A Common Stock issuable upon exchange of Holdco Units, which are held by Financial Technology Investors, LLC, and (iii) 1,105,220 shares of Class A Common Stock held by the Reporting Person.

(b) Percent of class: 46.5%

The percentage is calculated using 76,416,565 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2020, filed with the SEC on November 9, 2020, plus 64,431,899 shares of Class A Common Stock issuable upon exchange of Holdco Units beneficially owned by the Reporting Person. The percentage assumes the exchange of all Holdco Units held by Founders Technology Investors, LLC and Financial Technology Investors, LLC into shares of Class A Common Stock, in accordance with Rule 13d-3 of the Act.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	65,537,119
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	65,537,119
(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2021

DAVID ZALIK

/s/ David Zalik